As filed with the Securities and Exchange Commission on May 30, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities

Exchange Act of 1934

(Amendment No. 15)

Schering Aktiengesellschaft

(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares,

no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*                                         Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share (“Shares”), of Schering Aktiengesellschaft (“Schering”) (including those Shares represented by American Depositary Shares (“ADSs”)), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒                                    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 15 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer AG”), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published on April 13, 2006 (the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.                                       The cover page of the Offer Document is hereby amended and supplemented by changing the reference to the Acceptance Period to read as follows:

“Acceptance Period: from April 13, 2006 through June 14, 2006,
24:00 hours Local Time Frankfurt am Main (Federal Republic of Germany),
and 6:00 p.m. Local Time New York (U.S.A.), respectively”

2.                                       Section 2 of the Offer Document, entitled “Summary of the Offer”, is hereby amended and supplemented by replacing the entire sections entitled “Acceptance Period” and “Additional Acceptance Period” on page 8 of the Offer Document with the following:

“Acceptance Period:	Start: April 13, 2006

End (unless further extended):

June 14, 2006, 24:00 hours Frankfurt Local Time / June 14, 2006 6:00 p.m. New York Local Time, respectively.

Additional Acceptance Period:	The Additional Acceptance Period is expected to commence on June 23, 2006 and to expire on July 6, 2006,

24:00 Frankfurt Local Time / July 6, 2006, 6:00 p.m. New York Local Time, respectively. However, in addition to determining whether the Minimum Acceptance Threshold has been achieved during the Acceptance Period, all conditions, other than the condition set forth in 6.1.2 of this Offer Document, must be satisfied or, if permissible, waived by the end of the Acceptance Period if there is to be an Additional Acceptance Period.

Schering Securityholders should therefore not rely on being able to accept the Offer during the Additional Acceptance Period.”

3.                                       Section 4.1 of the Offer Document, entitled “Acceptance Period—Duration of the Acceptance Period”, is hereby amended and supplemented by adding the following to the end of the second paragraph thereof on page 13 of the Offer Document:

“Following an amendment of this Offer on May 30, 2006 (the “Amendment”), as filed with the SEC on May 30, 2006 as Amendment No. 15 to the Tender Offer Statement filed on Schedule TO, the Acceptance Period has been extended until June 14, 2006, 24:00 hours (Frankfurt Local Time) and 6:00 p.m. (New York Local Time), respectively.”

4.                                       Section 4.2 of the Offer Document, entitled “Acceptance Period—Extension of the Acceptance Period”, is hereby amended and supplemented by adding the following new paragraph after the fifth paragraph thereof on page 13 of the Offer Document:

“Pursuant to Section 21(6) of the WpÜG, due to the changes made by the Amendment, the Bidder may not further amend this Offer pursuant to Section 21 of the WpÜG during the two week extension of the Acceptance Period. Therefore, another amendment of the Offer, including an increase of the Offer Price or a reduction or waiver of the Minimum Acceptance Threshold, pursuant to Section 21 of the WpÜG is not possible (although, if a third party makes an offer for the acquisition of the Schering Securities during the Acceptance Period, then the Acceptance Period will be automatically extended as described above and the Bidder will be able to amend the Offer). Unless all of the conditions described in the Offer Document, as amended by the Amendment, are satisfied at the time of the expiration of the amended Acceptance Period, this Offer will lapse and the

Bidder will not be permitted to purchase any of the Schering Securities tendered in this Offer.”

5.                                       Section 4.3 of the Offer Document, entitled “Acceptance Period—Additional Acceptance Period Pursuant to Section 16(2) of the WpÜG”, is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following on page 14 of the Offer Document:

“It is expected that the publication of the preliminary results of this Offer will be made no later than five Banking Days after the expiration of the Acceptance Period, currently expected to be on June 22, 2006. Therefore, it is expected that the Additional Acceptance Period will commence on June 23, 2006 and end on July 6, 2006, 24:00 (Frankfurt Local Time) / 6:00 p.m. (New York Local Time), respectively.”

6.                                       On May 30, 2006, the Bidder announced that it has amended the terms of the Offer to waive the condition set forth in Section 6.1.6 of the Offer Document, entitled “Conditions of the Offer—Prevention or Delay of the Offer”. As a result, Section 6.1.6 of the Offer Document, entitled “Conditions of the Offer—Prevention or Delay of the Offer”, is hereby deleted in its entirety.

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit thereto, which exhibit is filed as part of this Amendment:

(a)(5)(W)	English translation of notice published in the Börsen-Zeitung on May 27, 2006

(a)(5)(X)	English translation of notice published in the Frankfurter Allgemeine Zeitung on May 29, 2006

(a)(5)(Y)	Announcement made by the Bidder according to Sections 21 (2) 1, 14 (3) 1 of the German Securities Acquisition and Takeover Act on May 30, 2006

(a)(5)(Z)	Press release of the Bidder dated May 30, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2006

Bayer Aktiengesellschaft

By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Dritte BV GmbH

By:	/s/ Dr. Armin Buchmeier
Name: Dr. Armin Buchmeier
Title: Managing Director